December 15, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attention: Pamela A. Long

Re:	MASTEC, INC.

Registration Statement on Form S-4 Filed November, 24, 2010

File No. 333-170834

Schedule TO-I Filed November 24, 2010

File No. 005-17309

Ladies and Gentlemen:

On behalf of our client, MasTec, Inc., a Florida corporation (the “Company”), we hereby acknowledge receipt of the comment letter dated December 8, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the above captioned filings, including the Registration Statement on Form S-4 (the “Registration Statement”).

We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of the comments in bold-face, followed by the Company’s responses. Unless otherwise noted, page number references herein refer to the prospectus (the “Prospectus”) contained in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company is filing today, via the EDGAR system, together with this response letter. We have also attached to this Letter as Exhibit A, the statement that the Commission has requested from the Company.

General

1.	We note that more than twenty of your domestic subsidiaries will guarantee the debt issued by MasTec, Inc. Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please tell us how you intend to comply with these requirements. For additional guidance please see Release No. 33-7878 dated August 15, 2000, found on the Commission’s website at http://www.sec.gov/rules/final/33-7878.htm.

RESPONSE:

The Company has advised us that all of the Company’s domestic subsidiaries, excluding certain recently formed entities, are guarantors of its public debt, each of the subsidiary guarantors are 100% owned by the Company, the guarantees are full and unconditional and the guarantees are joint and several. In addition, the Company has confirmed that the non-guarantor subsidiaries are “minor” subsidiaries as such term is defined by subparagraph (h)(6) of Rule 3-10 of Regulation S-X. Pursuant to subparagraph (f) of Rule 3-10 of Regulation S-X, financial statements of the subsidiary guarantors are not required so long as the Company’s financial statements are filed for the periods specified in Rule 3-10 of Regulation S-X. Additionally, the Company has advised us that because the Company is a holding company with no independent assets or operations, the guarantees are full and unconditional and joint and several, and the non-guarantor subsidiaries are “minor” subsidiaries, individually and in the aggregate, as such term is defined by subparagraph (h)(6) of Rule 3-10 of Regulation S-X, the consolidating footnote that would otherwise be required by Rule 3-10 of Regulation S-X is not required pursuant to instructions 1 and 2 to subparagraph (f) of Rule 3-10 of Regulation S-X.

The Company undertakes that it will provide substantially the following disclosure in its financial statements in future filings:

The 7.625% Senior Notes due 2017, 4% Senior Convertible Notes due 2014, and the 4.25% Senior Convertible Notes due 2014 are guaranteed by most of the Company’s wholly-owned subsidiaries. The Company is a holding company with no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries of the Company that are not subsidiary guarantors are “minor” subsidiaries, individually and in the aggregate, as such term is defined under the rules and regulations of the SEC.

2.	We note that the offer expires before expiration of the twentieth business day following the commencement of this exchange offer. Please revise accordingly. Refer to Exchange Act Rule 14e-1(a) and 13e-4(a)(3) for additional guidance on the definition of “business day.”

RESPONSE:

The Company has revised the exchange offer so that it expires at 12:00 midnight, New York City time, on the twentieth business day following the commencement of this exchange offer.

Registration Statement Cover Page

3.

The cover page to the registration statement indicates that the approximate date of commencement will be as soon as practicable after the registration statement becomes effective. However, it appears from the press release filed as an exhibit to the Schedule

TO-I as well as the inclusion of the letter of transmittal as an exhibit to the registration statement that you have commenced this tender offer pursuant to Securities Act Rule 162. Please revise the cover page accordingly.

RESPONSE:

The Company has revised the cover page of Amendment No. 1 as requested to state that:

“The offer commenced, and the exchange offer prospectus and tender offer materials were sent to the security holders beginning on November 24, 2010, and the registrant expects to commence the sale pursuant to the exchange offer as soon as practicable after this Registration Statement becomes effective and all other conditions to the exchange offer described herein have been satisfied or waived.”

Registration Fee Table

4.	We note that you are registering an indeterminate number of shares of common stock issuable upon conversion of the 4.00% Senior Convertible Notes due 2014 and the 4.25% Senior Convertible Notes due 2014. However, it is unclear why you have not provided a good faith estimate of the number of shares issuable under the notes. Please advise us as to your basis for this exclusion or revise the filing to include a good faith estimate of the number of shares of common stock you are registering. Please refer to Securities Act Rules Compliance and Disclosure Question 213.01, available on the Division of Corporation Finance website.

RESPONSE:

The Company has revised the registration fee table to include a good faith estimate of the number of shares issuable under the notes.

Prospectus Cover Page

5.	You have commenced the tender offer prior to effectiveness of the registration statement. The preliminary prospectus disseminated to security holders in an exchange offer must be complete and contain all required information. Accordingly, please remove the “Subject to Completion” legend and the language appearing at the top of the cover page.

RESPONSE:

The Company has revised the cover page in Amendment No. 1 to remove the “Subject to Completion” language and the language appearing at the top of the cover page which previously stated that the prospectus “is not complete”.

6.	Please revise the prospectus cover page to include the shares of common stock listed in the fee table. As the registration statement covers the offer and sale of these securities,

you should include them, and all required related information, on the prospectus cover page. Please refer to Item 501(b) of Regulation S-K.

RESPONSE:

The Company has revised the cover page in Amendment No. 1 to include the common stock listed in the fee table and the required related information required by Item 501(b) of Regulation S-K.

7.	Please remove the reference to “Co-Dealer Managers.” This designation is not required by Item 501 of Regulation S-K, conflicts with plain English principles and is not material to an investment decision. If you wish to continue to use this designation, please limit its use to the “Plan of Distribution” section.

RESPONSE:

The Company has removed the references to “Co-Dealer Managers” in Amendment No. 1.

Selected Financial Data, page 21

8.	We note that the registrant has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and has provided some of the summary information required by item 1010(c). Please provide the information required by Item 1010(c)(5). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

RESPONSE:

The Company has revised the Selected Financial Data in Amendment No. 1 to include the summary information required by 1010(c)(5).

Certain U.S. Federal Income Tax Considerations, page 79

9.	Please remove the word “Certain” from this subheading and throughout the registration statement as you must describe the material U.S. federal income tax consequences.

RESPONSE:

The word “Certain” has been replaced with “Material” in the U.S. Federal Income Tax Considerations subheading and throughout the Registration Statement as requested.

10.	We note that counsel has provided a short-form tax opinion (i.e., the text of counsel’s opinion is set forth in the prospectus rather than in the tax opinion exhibit) with respect to the material U.S. federal income tax consequences relevant to the exchange of an original note for a new note and the acquisition, ownership and disposition of a new note and the common stock, if any, acquired on a conversion of a new note. Since counsel is providing a short-form opinion, please revise your prospectus disclosure for the material U.S. federal income tax consequences to set forth counsel’s opinion as to such matters. The revised disclosure should clearly identify each material tax consequence being opined upon and set forth counsel’s opinion as to each identified tax item and should cite relevant authority and provide appropriate analysis. Since you must provide a firm conclusion regarding each material federal income tax consequence to investors, please use “will” instead of “may” or “should” when expressing opinions on these material U.S. federal income tax consequences. In this regard, please also avoid the word “generally” and do not use the phrase “it is not entirely clear” when opining on material tax consequences. To the extent tax consequences are uncertain, the revised disclosure should expressly acknowledge and describe the basis for the uncertainty and you should add appropriate risk factor disclosure to the prospectus. The revised discussion should also clearly state the discussion is counsel’s opinion and should identify counsel.

RESPONSE:

The material U.S. federal income tax disclosure has been revised in Amendment No. 1 as requested.

Exhibit 5.1 — Legal Opinion of Greenberg Traurig, P.A.

11.	In paragraph five on page three, we note counsel’s statement that the conversion shares will be duly authorized. Please note that counsel must determine that the shares are duly authorized. Please revise accordingly.

RESPONSE:

The Exhibit 5.1 legal opinion has been revised to state that the shares are duly authorized. A revised Exhibit 5.1 legal opinion is being filed concurrently with Amendment No. 1.

12.	We note that counsel’s opinions in paragraphs one through four on page three are subject to certain limitations and that paragraph four is subject to several additional limitations. Please arrange for counsel to explain to us why the limitations in (iii) and (iv) in the first full paragraph following paragraph five and the limitations contained in paragraphs (a), (b), (c) and (d) are necessary and appropriate in light of the applicable requirements for legal opinions, otherwise, please remove these limitations. In addition, please have counsel either remove the exclusions set forth on page four in paragraphs (a) through (h) or have counsel explain to us why each of these exclusions is necessary and appropriate in light of the applicable requirements for legal opinions.

The Exhibit 5.1 legal opinion has been revised to address this comment as discussed. A revised Exhibit 5.1 legal opinion is being filed concurrently with Amendment No. 1.

13.	We note counsel’s statement on page five that “[t]his opinion letter is being furnished to the Company solely for submission to the Commission as an exhibit to the Registration Statement and, accordingly, may not be relied upon by, quoted in any matter to or delivered to any other person or entity without, in each instance, our prior written consent.” This limitation is not appropriate. Please note that all investors are entitled to rely on the opinion expressed by counsel. Please revise the opinion to remove any limitations on investor reliance.

RESPONSE:

The Exhibit 5.1 legal opinion has been revised to remove the non-reliance language. A revised Exhibit 5.1 legal opinion is being filed concurrently with Amendment No. 1.

Exhibit 8.1 — Tax Opinion of Greenberg Traurig, P.A.

14.	In the second paragraph of the opinion, please arrange for counsel to refer to the shares of common stock covered by the registration statement.

RESPONSE:

The Exhibit 8.1 legal opinion has been revised to refer to the shares of common stock covered by the Registration Statement. A revised Exhibit 8.1 legal opinion is being filed concurrently with Amendment No. 1.

*     *     *     *

Please call the undersigned with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to the undersigned at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to Alberto de Cardenas, the Company’s Executive Vice President and General Counsel, at 800 S. Douglas Road, 12th Floor, Coral Gables, Florida 33134, telecopy (305) 406-1907.

Very truly yours,

/s/ Barbara J. Oikle

Enclosures

cc:	MasTec, Inc., Alberto de Cardenas

EXHIBIT A

I, Alberto de Cardenas, Executive Vice President and General Counsel of Mastec, Inc. (the “Company”), do hereby acknowledge that:

• Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the Staff, acting pursuant to delegated aughotiry, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 15, 2010	/s/ Alberto de Cardenas
Alberto de Cardenas Executive Vice President and General Counsel